

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 24, 2008

Robert F. Neil, President and Chief Executive Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Facsimile: (678) 645-5294

> **Re: Cox Radio, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 001-12187**

Dear Mr. Neil:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in your response letter that you will do so. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.   We note that you have taken significant impairment charges for the write-down of intangible assets in each of the last two years. Additionally, the written-down assets have been in many of the same markets. In future filings, please provide additional insight into the underlying market conditions, growth trends, anticipated performance and other factors that resulted in these impairments.

Also discuss the significance of these markets to your overall performance and financial condition.

Liquidity and Capital Resources, page 28

2.   We note that you expect operations to generate sufficient cash to meet your capital expenditure and debt service requirements. Explain to us why you do not believe any discussion and analysis in your MD&A of your cash flows during 2007 is material to an understanding of your liquidity and financial condition. Refer to Regulation S-K Item 303(a) and the Instructions thereto (particularly Instructions 2 and 5).

Definitive Proxy Statement on Schedule 14A Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 14
Long-Term Incentive Awards, page 18

3.   In future filings, please provide an explanation of how the varying amounts of performance units and restricted stock awarded to named executive officers in 2007 were determined, discussing the relative significance of market data, company performance and individual adjustments

4.   In future filings, please clarify your description of the terms of the performance units in so that investors can better ascertain the potential value of such units. For example, quantify the value of each unit. Also include a description of the financial performance calculation.

Role of Consultants and Cox Radio Executives, page 15

5.   It is not clear whether the Cox Enterprises Human Resources Department uses the relevant companies in the Towers Perrin media survey for benchmarking purposes. In future filings, please provide additional detail about how the survey information was used in making compensation decisions with respect to your named executive officers in your most recent fiscal year. If the survey information was used for benchmarking purposes, you must identify the relevant companies in the survey. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes
Senior Financial Analyst